December 31, 2012

By EDGAR submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:  Mr. Rufus Decker, Accounting Branch Chief

Re:                        Deckers Outdoor Corporation

Form 10-K for the Year ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Period ended September 30, 2012

Filed November 8, 2012

File No. 0-22446

Dear Mr. Decker:

This letter is being respectfully submitted by Deckers Outdoor Corporation (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q contained in the letter dated December 17, 2012 (the “Letter”).

The Company’s responses are keyed to the numbered paragraphs that correspond to the comments made by the Staff in the Letter.  Each response is preceded by a reproduction of the applicable Staff comment.

Form 10-K for the Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26

Cash From Operating Activities, page 40

1.  We note the discussion of your wholesale accounts receivable turnover.  Please show us how you will revise your future filings to more clearly explain how converting some of your European operations from a distributor to a wholesale model has generated higher selling prices and therefore higher accounts receivable balances.

The Company’s Response:

In response to the Staff’s comment, the Company will revise its “Cash From Operating Activities” discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in future annual and interim filings.  For example, using the disclosures from the Company’s Form 10-K for the Year Ended December 31, 2011, such revised explanation will include wording substantially as follows:

“Wholesale accounts receivable turnover decreased to 7.5 times in the twelve months ended December 31, 2011 from 8.3 times for the twelve months ended December 31, 2010, primarily due to higher average accounts receivable balances, partially offset by increased cash collections for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010. The higher accounts receivable balances were primarily attributed to increased sales, including the result of the conversion to our European wholesale operations, which provides us higher selling prices.  Our selling prices through our wholesale channel directly to retailers are substantially higher than our selling prices to our distributors, because when we sell product to distributors the pricing needs to allow for the distributors to then sell the product to retailers at a profit.  Further, our sales terms are longer for wholesale sales made directly to retailers than for sales made to distributors, because distributors either pre-pay for orders or have 30-day letters of credit.  These longer payment terms for our retail customers have lead to higher accounts receivable balances.”

Consolidated Financial Statements, page F-1

(1) The Company and Summary of Significant Accounting Policies, page F-8

Fair Value Measurements, page F-11

2.     It is unclear where you provided the disclosures required by ASC 820-10-50-2(c)(1) relating to where the gains or losses on your level three contingent consideration liability are reported in your financial statements.  Please advise or show us how you will revise your future filings accordingly.

The Company’s Response:

In response to the Staff’s comment, the Company will expand its “Summary of Significant Accounting Policies - Fair Value Measurements” disclosures in future annual filings to include the following wording:

“Changes in fair value resulting from either accretion or changes in discount rates or in the expectations of achieving the performance targets are recorded in Selling, General and Administrative expenses (SG&A).”

Net Income per Share Attributable to Deckers Outdoor Corporation Common Stockholders, page F-14

3. We note that you have combined NSUs and RSUs in the table on page F-14.  Please confirm that when you performed your computations for diluted earnings per share, you considered the impact of NSUs separate from RSUs and SARs and that each series of potential common shares were considered in sequence from the most dilutive to the least dilutive.  Please refer to ASC 260-10-45-18.  In future filings, please separately disclose the number of NSUs and RSUs excluded from the computation of diluted earnings per share.

The Company’s Response:

In response to the Staff’s comment, the Company confirms that for the years ended December 31, 2011, 2010 and 2009, the impact of each type of award including NSUs, RSUs and SARs were evaluated independently when computing the diluted earnings per share, and each series of potential common shares were considered in sequence from the most dilutive to the least dilutive.  In future filings, the Company will separately disclose the number of NSUs, RSUs and SARs excluded from the computation of diluted earnings per share.

(10) Business Segments, Concentration of Business, and Credit Risk and Significant Customers, page F-30

4. You disclose on page F-31 that gross profit derived from the sales to third parties of the eCommerce and retail stores segments is separated into two components. Based upon these disclosures, it appears that you have some inter-segment transfers of sales and cost of sales during the periods presented. Please show us how you will revise your future filings to disclose any inter-segment activities or explain why such a disclosure would not be applicable. Please refer to ASC 280-10-50-31.

The Company’s Response:

In response to the Staff’s comment, the Company will revise the “Business Segments, Concentration of Business, and Credit Risk and Significant Customers” footnote in future annual and interim filings.  For example, based on the Company’s Form 10-K for the Year Ended December 31, 2011, such additional explanation would include substantially the following disclosure and table:

“The gross profit derived from the sales to third parties of the eCommerce and retail stores segments is separated into two components,  and is recorded at the time of sale to the third party: (i) the wholesale profit is included in the related operating income or loss of each wholesale segment, and represents the difference between the Company’s cost and the Company’s wholesale selling price, and (ii) the retail profit is included in the operating income of the eCommerce and retail stores segments, and represents the difference between the Company’s wholesale selling price and the Company’s retail selling price.  Each of the wholesale segments charge the eCommerce and retail segments the same price that they charge third party retail customers, with the resulting profit from inter-segment sales included in income (loss) from operations of each respective wholesale segment.  Inter-segment sales and cost of sales are eliminated upon consolidation.

Inter-segment sales from the Company’s wholesale segments to the Company’s eCommerce and retail segments for the years ended December 31, 2011, 2010 and 2009 are shown in the table below:”

	2011	2010	2009
Inter-segment Sales:
UGG wholesale	140,004	102,222	68,154
Teva wholesale	2,369	2,129	2,433
Sanuk wholesale	—	—	—
Other wholesale	1,040	1,446	2,279
Total	143,413	105,797	72,866

5. Please supplementally quantify for us the amount of cash equivalents you held as of December 31, 2010, 2011 and September 30, 2012. Please also explain to us in detail the nature of your cash equivalents referenced on page F-33. Based upon the description provided in your disclosure, it is unclear how some of these investments would have an original maturity date of three months or less as of the date of your financial statements.

The Company’s Response:

In response to the Staff’s comment, the Company has included a supplemental schedule quantifying the Company’s cash equivalents held as of December 31, 2010, 2011 and September 30, 2012 and confirms that its cash equivalents had original maturity dates of three months or less at the date of its financial statements.

	As of		As of
	December 31,		September 30,
	2011	2010	2012

Money market fund accounts	196,315	384,109	23,118
Cash	67,291	61,117	38,518
Total Cash and Cash Equivalents	263,606	445,226	61,636

The Company also provides the following explanation of the nature of its cash equivalents referenced on page F-33 of the December 31, 2011 Form 10-K to clarify its disclosure:

At December 31, 2010, 2011 and September 30, 2012, the Company’s cash equivalents were substantially all composed of money market funds and were highly liquid investments that were readily convertible to known amounts of cash.  The Company clarifies where it states in its December 31, 2011 Form 10-K on page F-33, “These investments can include US treasuries and government agencies, money market funds, and municipal bonds, among other investments,” the Company was disclosing its policy of the types of investments the Company may invest in and not disclosing the actual composition of its cash equivalents as of December 31, 2010 and 2011.

(13) Goodwill and Other Intangible Assets, page F-36

6. Please revise your future filings to specifically quantify the amount of goodwill allocated to each of your reportable segments. Please refer to ASC 350-20-50-1.

The Company’s response:

In response to the Staff’s comment, the company will quantify the amount of goodwill allocated to each reportable segment in all future annual and interim filings.

Form 10-Q for the Period Ended September 30, 2012

General

7. Please address the above comments in your interim filings as well.

The Company’s response:

The Company notes the Staff’s comment and will address the above comments in our future interim filings as well.  Please see the responses for each comment above.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Net Sales, page 21

8. Your disclosures provide several reasons that you believe led to the $50 million decline in wholesale UGG sales during the three months ended September 30, 2012 compared to the three months ended September 30, 2011. In the interest of transparency to investors, please show us how you will revise your future filings to enhance your disclosures for all periods presented as follows:

•                  Identify the specific areas or countries where you experienced the most significant declines in international sales. Your current disclosures reference only Europe and Asia in general;

•                  Quantify the extent to which fluctuations in your sales are attributable to volume as compared to price changes. You have provided this quantification on a consolidated basis, however, we believe disclosure by brand, distribution channel and geographical area (if available) would provide greater clarity to investors; and

•                  Explain the extent to which you believe trends such as on-demand purchasing and increased carryover inventory levels are expected to continue in future periods. Please also explain any plans you expect to implement to address the financial impact of these trends as well as recessionary conditions in Europe and continued warm weather.

The Company’s response:

•                  In response to the Staff’s comment, the Company will revise future annual and interim filings to specify areas or countries where the Company experienced significant declines or increases in international sales;

•                  For example, for the Form 10-Q for the three months ended September 30, 2012, such additional explanation would include the following language: “Wholesale net sales of our UGG brand decreased primarily due to a decrease in the volume of pairs sold, as well as a decrease in the average selling price.  The decrease in volume was primarily due to our wholesale customers in the US, as well as our ~~distributors and~~ wholesale customers ~~in Europe~~ in Benelux and the United Kingdom and distributors in Europe and Asia, partially offset by an increase in volume to our wholesale customers ~~in Asia~~ in Japan.”

•                 The Company will quantify the extent to which fluctuations in sales were attributable to volume compared to price changes;

•                  For example, for the Form 10-Q for the three months ended September 30, 2012, such additional explanation would include the following language: “For UGG wholesale, the decrease in volume had an estimated impact of approximately $48,000, and the decrease in weighted-average wholesale selling price per pair had an estimated impact of approximately $2,000.”

•                  The Company will enhance its future filings disclosures stating whether it expects the trend of on-demand purchasing to continue.  At this time, the Company does expect this trend to continue for the foreseeable future.  The Company will also enhance its disclosures stating whether it expects the trend of carryover inventory to continue.  At this time, while the Company believes that this trend will not diminish completely, the Company does not expect this trend to continue to the same extent in the long-term.  The Company continues to address pricing and use global strategy to pursue other parts of the world to mitigate the risk in Europe.  The Company will also enhance its disclosures to include the plans it expects to implement to address the financial impact of the trend of continued warm weather.  While the Company is continually creating more year-round styles for its brands, weather patterns are outside of the Company’s control and the effect of favorable or unfavorable weather can have a significant impact on sales. The Company is attempting to mitigate some of this risk through diversification of the UGG product line for its Spring, transition and non-classic Fall product to include product offerings with less sheepskin .

9. You indicate on page 23 that the decrease in income from operations was primarily attributable to higher sheepskin costs and other material costs, as well as the impact of discounted sales in Europe, but you do not disclose the incremental impact. Please also discuss whether you believe these factors are the result of a trend and, if so, whether you expect them to continue and how these trends may impact revenues, income from continuing operations, your available liquidity, or any other factors. As one example, we note that increases in sheepskin costs have impacted your results of operations in prior fiscal year periods, and the future effect of sheepskin costs for your Fall 2013 line is discussed in your earnings release for the third quarter of 2012. Please include similar trend disclosure in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company’s response:

In response to the Staff’s comment, the Company will enhance its disclosure in future annual and interim filings to include the impact of changes in sheepskin costs and discounted sales, where significant, on the Company’s results of operations and the future effect of sheepskin costs, similar to the discussion in the Company’s earnings release for the third quarter of 2012.  The Company will also discuss whether it believes these factors are the result of a trend and, if so, whether the Company expects them to continue and how these trends may impact revenues, income from continuing operations, available liquidity, or any other factors.

At this time, the Company expects its sheepskin costs to decrease in the near-term as a result of lower pricing negotiated for our Fall 2013 product costs. Once the Company’s current inventory is sold through and the Company begins selling product that was purchased with the lower priced sheepskin, the Company expects its cost of sales to decrease and its gross margin, income from continuing operations, and eventual cash collections from its sales and therefore its available liquidity to increase.  At this time, the Company expects to have discounted sales going forward, although it is difficult to estimate how much this trend may continue and where it may be most impactful.  The supply of sheepskin, however, can be adversely impacted by the inability to hedge, vulnerability to weather conditions, natural disasters, and by being a by-product of the demand for lamb, that are completely outside the Company’s control.

Liquidity and Capital Resources, page 28

Cash From Operating Activities, page 29

10. We note that your wholesale accounts receivable turnover has been declining over the past two years from 8.3 times for the twelve months ended December 31, 2010 to 6.1 times in the twelve months ended September 30, 2012. Please show us how you will enhance your MD&A disclosures in future filings to provide a more comprehensive explanation for this trend and explain the extent to which you expect this trend to continue.

The Company’s response:

In response to the Staff’s comment the Company will enhance its MD&A disclosures in future filings to provide greater detail into the drivers of the changes in accounts receivable turnover, and will explain the extent to which the Company expects this trend to continue.   For example, based on the Company’s Form 10-Q for the quarter ended September 30, 2012, such additional explanation would include the following language:

“The higher accounts receivable balances were partially the result of the conversion of our European distributor business to our European wholesale operations since January 2011, and also were partially due to the timing of our sales during the three months ended September 30, 2012.  The conversion to our European wholesale operations provides us higher selling prices that lead to higher accounts receivable balances, and also extends the payment terms of our customers compared to sales we make to distributors.  Our selling prices through our European wholesale channel directly to retailers are substantially higher than our selling prices to our European distributors, because when we sell product to these distributors the pricing needs to allow for the distributors to then sell the product to retailers at a profit.  Our sales terms are longer for European wholesale sales made directly to retailers than for sales made to European distributors, because these distributors either pre-pay for orders or have 30-day letters of credit.”

In addition, sales during the three month period ended September 30, 2012 had a higher concentration of sales than usual in the final month of the period, which lead to a higher outstanding balance of accounts receivable as of September 30, 2012 compared to other periods.

We believe our conversion to our European wholesale operations will not be a cause of further decline in our accounts receivable turnover in the near-term, because we do not expect additional conversions in the near-term.  We have not determined which month will have the highest concentration of sales in future three month periods, and therefore we do not know whether the timing of our sales within a period will continue to impact our accounts receivable turnover as of the end of such period.”

Item 4. Controls and Procedures, page 32

11. Please confirm that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of September 30, 2012 and concluded they were effective as of that date. Your current disclosure makes reference to June 30, 2012.

The Company’s response:

The Company confirms that it carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of September 30, 2012 and concluded they were effective as of that date.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance.   You may contact me or David Lafitte, General Counsel, at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation

cc:	David Lafitte
General Counsel
Deckers Outdoor Corporation